                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 11-K


                 Annual Report Pursuant to Section 15(d) of the
                         Securities Exchange Act of 1934


(X)  Annual report pursuant to Section 15(d) of the Securities Exchange Act of
     1934

     For the fiscal year ended December 31, 1999

     Commission File Number 1-5725

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Quanex Corporation Employee Savings Plan

     B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

          Quanex Corporation
          1900 West Loop South, Suite 1500
          Houston, TX 77027
          (713) 961-4600

INDEPENDENT AUDITORS' REPORT


The Benefits Committee
Quanex Corporation
Houston, Texas

Re:  Quanex Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Quanex Corporation Employee Savings Plan ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of investments as of December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE, LLP
--------------------------
DELOITTE & TOUCHE, LLP

June 2, 2000

                               QUANEX CORPORATION
                              EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                      DECEMBER 31,
                                                              ---------------------------
                                                                  1999           1998
                                                              -----------    ------------
Assets:
             Investments at fair value (see Note C)           $ 48,762,509   $ 47,261,566

             Employee contributions receivable                     283,299        291,616
             Employer contributions receivable                     104,993         92,112
                                                              ------------   ------------
                                                                   388,292        383,728
                                                              ------------   ------------

Net assets available for benefits                             $ 49,150,801   $ 47,645,294
                                                              ============   ============


                       See notes to financial statements.

                               QUANEX CORPORATION
                              EMPLOYEE SAVINGS PLAN

                  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS


                                                           DECEMBER 31,
                                                    -------------------------
                                                       1999          1998
                                                    -----------   -----------
Investment income:
             Interest and dividends                 $ 3,738,117   $ 2,862,491
             Net appreciation in fair value
               of investments (see Note C)            3,565,984     4,939,364
                                                    -----------   -----------
                                                      7,304,101     7,801,855
                                                    -----------   -----------

Contributions:
             Employer (net of forfeitures)              706,842       700,207
             Employee                                 2,689,916     2,672,086
                                                    -----------   -----------
                                                      3,396,758     3,372,293
                                                    -----------   -----------

                                                    -----------   -----------
                      Total additions                10,700,859    11,174,148
                                                    -----------   -----------

Benefit payments                                      9,194,043    10,137,321
Administrative fees (see Note D)                          1,309           725
                                                    -----------   -----------
                      Total deductions                9,195,352    10,138,046
                                                    -----------   -----------

Increase in net assets available
  for benefits                                        1,505,507     1,036,102

Net assets available for benefits:
             Beginning of year                       47,645,294    46,609,192
                                                    -----------   -----------
             End of year                            $49,150,801   $47,645,294
                                                    ===========   ===========


                       See notes to financial statements.

                               QUANEX CORPORATION
                              EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998



A.       DESCRIPTION OF THE PLAN

         The following brief description of the Quanex Corporation Employee Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for more complete information.

         (1) General. The Plan became effective April 1, 1986, as amended and restated effective January 1, 1989, and is sponsored by Quanex Corporation (the "Company"). The Plan is a defined contribution plan that is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a voluntary savings plan in which employees of the Company, excluding the Nichols Aluminum divisions and Fabricated Products division and those Quanex employees who are covered by a collective bargaining agreement, are eligible to participate after completing three months of active service. The assets of the Plan are held in trust by Fidelity Management Trust Company ("Fidelity" or the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Board of Directors of the Company, serves as the Plan administrator.

         (2) Contributions. Participants may elect to contribute up to 20% of their pre-tax or after-tax annual compensation limited to 20% of considered compensation as defined by the Plan agreement. The Company contributes 50% of the first 5% of compensation that a participant contributes to the Plan.

         (3) Participants Account. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and an allocation of investment income, which is based on the participant's account balance as of the end of the period in which the income is earned.

         (4) Vesting. Participants are immediately vested in their voluntary contributions and the related earnings. Vesting in the employer's matching contributions for employees is 20% for more than one year of service graduating to 100% for five or more years. Upon death, retirement or total and permanent disability, the participant or beneficiary becomes immediately fully vested in the employer's contribution. In the event of termination, nonvested portions of employer's contributions are immediately forfeited by participants and utilized to reduce future employer matching contributions.

         (5) Payment of Benefits. Upon termination of service, the participant may elect to receive a lump-sum amount equal to the amount of vested benefits in his or her account. Terminated employees with an account balance of less than $5,000 will automatically receive a lump sum distribution.

                  Effective December 3, 1997, Michigan Seamless Tube Company, the Gulf States Tube and the Tube Group Office divisions of Quanex Corporation (the "Tube Group") were sold to Vision Metals, Inc. The Tube Group employees in the Plan had the option of leaving their benefits in the Plan or receiving a lump-sum distribution, which could be rolled over into an individual retirement account, or into a new qualified savings plan set up by Vision Metals, Inc. As of December 31, 1998, Tube Group employees had withdrawn $7,130,851 from the Plan.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price. The recorded value of the common/commingled trust is at face value, which is fair value.

         (3) Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

         (4) Administrative Expenses. The Company pays all administrative expenses, except redemption fees imposed on certain Fidelity funds.

         (5)      Payment of Benefits.  Benefit payments are recorded when paid.

C.       INVESTMENTS

         The following presents investments that represent 5 percent or more of the Plan's net assets.

                                                                   December 31,   December 31,
                                                                       1999           1998
                                                                   ------------   ------------
                   Fidelity Puritan Fund                           $  5,876,211   $  7,236,131
                   Fidelity Magellan Fund                            12,435,254     10,870,892
                   Fidelity Contrafund                                4,615,429      4,591,344
                   Fidelity Growth & Income Fund                      6,301,837      7,068,547
                   Fidelity Government Money Market Fund              8,549,456      9,272,125
                   Quanex Corporation unitized common stock           3,398,235      2,710,088

         During the years ended 1999 and 1998, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,565,984 and $4,939,364, respectively, as follows:

                                                           1999         1998
                                                       -----------   -----------
                   Fidelity mutual funds               $ 2,521,936   $ 4,931,142
                   Quanex unitized common stock          1,044,048         8,222
                   Common / Commingled trust                    --            --
                                                       -----------   -----------
                                                       $ 3,565,984   $ 4,939,364
                                                       ===========   ===========

D.       RELATED PARTY TRANSACTIONS

         Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $1,309 and $725 for the years ended December 31, 1999 and 1998. In addition, the Plan invests in shares of Quanex Corporation unitized common stock. Quanex Corporation is the Plan sponsor as defined by the Plan and, therefore, these transactions also qualify as party-in-interest transactions. As of December 31, 1999 and 1998, the value of Quanex Corporation common stock held by the Plan was $3,398,235 and $2,710,088, respectively.

E.       PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of Plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

F.       FEDERAL INCOME TAX STATUS

         The Plan is subject to specific rules and regulations related to employee benefit plans under the Department of Labor and the Internal Revenue Service (the "IRS"). The Plan has received a favorable letter of tax determination dated October 3, 1996. As such, the Plan is a qualified trust under Sections 401(a) and 401(k) of the Internal Revenue Code (the "Code") and, as a result, is exempt from federal income tax under Section 501(a) of the Code. The Company believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Company believes the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

                SCHEDULE OF ASSETS HELD FOR INVESTMENTS PURPOSES
                             EIN: 38-1872178; PN 012

                               QUANEX CORPORATION
                              EMPLOYEE SAVINGS PLAN

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                                DECEMBER 31, 1999

                                                   Shares/                     Current
                                                  Par Value        Cost         Value
                                                 ------------  ------------  ------------
Fidelity Mutual Fund Assets:
      Puritan Fund*                                   308,787  $  5,344,785  $  5,876,211
      Magellan Fund*                                   91,014     8,359,179    12,435,254
      Contrafund*                                      76,898     3,825,436     4,615,429
      Growth & Income Fund*                           133,627     4,557,741     6,301,837
      Retirement Growth Fund*                          23,029       507,589       595,290
      Overseas Fund*                                   39,840     1,290,759     1,912,701
      Balanced Fund*                                   28,703       437,878       440,873
      Blue Chip Fund*                                  27,703     1,370,164     1,665,211
      Asset Manager Fund*                               7,272       132,704       133,658
      Low-Priced Stock Fund*                            7,989       184,003       180,872
      Government Money Market Fund*                 8,549,456     8,549,456     8,549,456
Templeton Foreign Fund                                 40,865       413,279       458,502
Neuberger & Berman Partners Trust Fund                  2,566        47,181        46,134
                                                               ------------  ------------
                  Total Mutual Fund Assets                       35,020,154    43,211,428

Quanex Corporation unitized common stock*             275,831     2,955,114     3,398,235
Common/commingled trust*                            2,152,846     2,152,846     2,152,846

                                                               ------------  ------------
                  Total Investments                            $ 40,128,114  $ 48,762,509
                                                               ============  ============



* Party-in-Interest

                                   SIGNATURES



The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.




                                     Quanex Corporation Employee Savings Plan


Date:  June 19, 2000                 /s/ Viren M. Parikh
                                     -------------------
                                     Viren M. Parikh, Benefits Committee

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
 23.1                 Independents Auditor's Consent